Exhibit 99.1

AuRico Reports Q1 Financial Results
Production Increases 17%, and Margins Increase 20% at its Core North American Assets, Company-Wide Adjusted Net Earnings Increase 81%

Toronto: May 9, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or “the Company”) is pleased to report financial results for the first quarter ended March 31, 2012. All amounts are in U.S. dollars unless otherwise indicated.

First Quarter Financial Highlights

For the first quarter, the Company reported the following results, inclusive of discontinued operations unless otherwise noted:

  Revenues of $177.3 million, a 152% increase over 2011
  Earnings from mining operations1 of $74.9 million, an increase of 151% over 2011, including earnings from mining operations from core North American assets2 of $47.8 million
  Adjusted net earnings3 of $57. 8 million, or $0.21 per share
  Cash position of $113 million, prior to anticipated cash proceeds of more than $155 million, equity shares of $110 million, and future contingency payments relating to the divestiture of the Fosterville, Stawell and El Cubo operations
  Operating cash flow of $64.6 million, or $0.23 per share, an 92% increase over 2011
  Operating cash flow of $48.0 million, or $0.17 per share from core North American assets
  Record production of 80,873 gold ounces and 1.1 million silver ounces, or 102,412 gold equivalent ounces using the actual gold equivalency ratio of 51:1, a 105% increase over 2011
  Production from core North American assets of 40,986 gold ounces and 902,943 silver ounces, or 58,470 gold equivalent ounces using the actual gold equivalency ratio of 51:1, a 17% increase over 2011
  Cash costs of $770 per gold equivalent ounce (realized)
  Cash costs of $493 per gold equivalent ounce (realized) at the Company’s core North American assets
  Average realized margin of $930 per ounce, or 55%
  Average realized margin of $1,207 per ounce, or 71%, from the core North American assets

“During the first four months of 2012 the Company has continued to deliver on its strategic plan, advancing the Young-Davidson mine to production and streamlining our asset base through the divestiture of non-core assets. Our exclusive focus is now on our portfolio of three large, low-cost, producing operations as well as exploration and development properties located in Canada and Mexico.” stated René Marion, Chief Executive Officer. He continued, “On April 30th, Young Davidson completed its first gold pour. The commissioning process is proceeding better than anticipated with mill throughput currently exceeding targeted levels. We remain on track to declare commercial production in early Q3 with a re-engineered mine plan that is expected to deliver annual production of 250,000 ounces by 2016.”

Young-Davidson Highlights

  Announced first gold pour on April 30.
  Averaged an open pit mining rate of over 27,000 tonnes per day in April
  Averaged more than 5,000 tonnes per day at the Young- Davidson mill facility (from April 19 to 30)
  Established a million tonne stockpile of ore ahead of the mill facility
1.

Earnings from mining operations includes earnings from operations as disclosed in the Company’s First Quarter MD&A for the Ocampo, El Chanate, El Cubo, Fosterville and Stawell mines, prior to the impairment charge recorded on the Australian operations of $22,857.

2.	Core North American assets include the Ocampo and El Chanate mines.
3.	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the Non-GAAP Measures section below.

  On May 4, received the amended environmental compliance approval from the Ontario Ministry of Environment to process up to 8,000 tonnes per day of ore
  Commercial production will be declared once mill throughput averages a minimum of 5,100 tonnes per day over a 30- day period, the open pit averages 29,750 tonnes per day of ore and waste mining over a 30- day period, and the flotation and gravity circuits are commissioned.

Other Highlights

  Announced the sale of El Cubo on April 15, 2012
  Negotiated an expanded $250 million, four-year revolving credit facility
  Completed divestment of the Australian operations on May 4, 2012
  Completed second expansion to 21,000 tpd at the El Chanate crushing and stacking plant

First Quarter Highlights – Core Assets

First quarter highlights from the Company’s core assets is provided in the table below:

	Ocampo	El Chanate	Q1 2012	Q1 2011
Gold eq. oz. produced (realized)(1)	39,377	19,093	58,470	49,854
Gold eq. oz. sold (realized) (1)	35,333	18,661	53,994	50,681
Total cash costs per gold eq. oz. (realized)(1)(3)	$537	$409	$493	$382
Margins per gold eq. oz. (realized)	$1,163	$1,291	$1,207	$1,004
Gold eq. oz. produced (55:1)(2)	38,310	19,093	57,403	44,703
Gold eq. oz. sold (55:1)(2)	34,315	18,661	52,976	45,309
Total cash costs per gold eq. oz. (55:1)(2)(3)	$553	$409	$502	$427
Margins per gold eq. oz. (55:1)	$1,147	$1,291	$1,198	$959
(1)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the ratio of the realized sales prices of the commodities.
(2)	Gold equivalent ounces include silver ounces produced / sold converted to a gold equivalent, based on the long- term gold equivalency ratio of 55:1.
(3)

Cash costs for the Ocampo mine and on a consolidated basis are calculated on a per gold equivalent ounce basis. Cash costs for the El Chanate mine are calculated on a per gold ounce basis, using silver revenues as a by-product cost credit. Refer to the discussion of Non-GAAP measures below.

First Quarter Results

	QUARTER ENDED	QUARTER ENDED
	MARCH 31, 2012	MARCH 31, 2011
Revenue from mining operations(1)	$112,451	$70,313
Average realized gold price per ounce	$1,700	$1,386
Average realized silver price per ounce	$33.02	$32.30
Earnings from operations(1)	$40,836	$23,552
Net earnings from continuing operations	$1,319	$11,786
Net earnings from discontinued operations	$34	-
Total net earnings	$1,353	$11,786
Net earnings per share from continuing operations, basic	$0.00	$0.09
Net earnings per share from discontinued operations, basic	$0.00	-
Total net earnings per share, basic	$0.00	$0.09
Adjusted net earnings(2)	$57,815	$20,165
Adjusted net earnings per share	$0.21	$0.14
Total operating cash flow	$64,579	$33,621
Total net free cash flow	($100,437)	$5,933
(1)

Operational data, including ounces produced and sold, and cash costs include the results of both continuing and discontinued operations. Certain financial information, including revenues, production costs, earnings from operations are exclusive of discontinued operations as the financial results and balances of these operations are presented separately on the Condensed Consolidated Statements of Operations within the Company’s Condensed Consolidated Financial Statements for the three months ended March 31, 2012.

(2)	See the table at the end of this press release for a reconciliation of adjusted net earnings and refer to the Non-GAAP Measures section below.

Recent Corporate Announcements

  On April 15, 2012, the Company announced that it had entered into a definitive agreement whereby Endeavour Silver Corporation (“Endeavour”) will acquire 100% interests in AuRico’s El Cubo silver-gold mine in Guanajuato State, Mexico and the Guadalupe y Calvo silver-gold exploration project in Chihuahua State, Mexico, for total consideration of up to US$250 million. On closing, Endeavour will pay AuRico US$200 million, comprised of, at Endeavour’s election, up to US$100 million of the purchase price in Endeavour common shares and the balance in cash. Post-closing, AuRico will be entitled to receive up to an additional US$50 million in cash payments from Endeavour upon the occurrence of certain events during the three years following closing.
  On April 25, 2012, the Company’s revolving credit facility was expanded to $250 million. The expanded credit facility is syndicated with seven lenders, with the Bank of Nova Scotia and Canadian Imperial Bank of Commerce the joint lead arrangers, and carries an interest rate of LIBOR plus 2.25% to 3.50%, depending on the leverage ratio of the Company. The facility matures on April 25, 2016 and may be extended upon mutual agreement by all parties. There are no operational performance covenants associated with the facility, and no payments are due until the maturity date.
  On April 30, 2012, the first gold pour was completed at the Young-Davidson mine located in the Abitibi gold belt in Northern Ontario. The commissioning process has gone better than anticipated and the mine remains on track to achieve commercial production in the third quarter. During this initial commissioning process, the Company also announced a 36% increase in reserves and a 33% expansion program to ultimately reach annual production of 250,000 ounces by 2016.
  On May 4, 2012, the Company completed the previously announced transaction with Crocodile Gold Corp. (“Crocodile Gold”) pursuant to which Crocodile Gold acquired the Company’s Stawell and Fosterville mines located in Australia through the acquisition of all of the shares of Northgate Australian Ventures Corporation Pty Ltd.

Adjusted Net Earnings

Adjusted Net Earnings Reconciliation
(in thousands, except per share metrics)	Q1 2012	Q1 2011
Net earnings from continuing operations	$1,319	$11,786
Adjustments:
Unrealized foreign exchange loss	19,739	1,762
Fair value adjustment on option component of convertible senior notes	13,802	-
Unrealized and realized losses on investments	361	490
Unrealized gain on derivative liabilities	(297)	-
Acquisition-related costs	-	687
Mine standby costs	-	7,555
Tax effect of adjustments	-	(2,115)
Adjusted net earnings from continuing operations	$34,924	$20,165
Adjusted net earnings from continuing operations per share	$0.13	$0.14

Net earnings from discontinued operations	$34	$-
Adjustments:
Impairment charge	22,857	-
Tax effect of adjustments	-	-
Adjusted net earnings from discontinued operations	$22,891	$-
Adjusted net earnings from discontinued operations per share	$0.08	$-

Adjusted net earnings	$57,815	$20,165
Adjusted net earnings per share	$0.21	$0.14

Non-GAAP Measures

The Company uses the measures adjusted net earnings, cash costs per ounce, and net free cash flow in this press release, which do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS” or “GAAP”). They are, therefore, considered to be non-GAAP measures and may not be comparable to similar measures presented by other companies. The non-GAAP measures cash costs per ounce and net free cash flow are reconciled to the Company’s financial statements on page 23 of the Company’s Management’s Discussion and Analysis.

Adjusted net earnings is comprised of net earnings from both continuing and discontinued operations, adjusted for specific items. While the adjustments to net earnings in this measure include items that are recurring, adjusted net earnings is a useful measure as the unrealized gains / losses on foreign exchange, fair value adjustments on investments and derivative liabilities, and other non-recurring items do not reflect the underlying operating performance of the Company’s core mining business and are not necessarily indicative of future operating results.

Financial Statements and Management’s Discussion and Analysis

The interim financial statements and related Management’s Discussion and Analysis can be found on the Company’s website at www.auricogold.com or under the Company’s profile on www.sedar.com and with the Securities and Exchange Commission at http://www.sec.gov/edgar.shtml (“Edgar”).

Q1 Conference Call and Webcast

A webcast and conference call will be held on Thursday, May 10, 2012 starting at 10:00 a.m. Eastern Time. Senior management will be on the call to discuss the results.

Conference Call Access:

  Canada & US Toll Free: 1- 888- 231- 8191
  International & Toronto: 1 -647-427-7450

When the Operator answers, please ask to be placed into the AuRico Gold First Quarter 2012 Results Conference Call.

Conference Call Webcast:

The conference call event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://www.newswire.ca/en/webcast/detail/957203/1026009

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, May 17, 2012 by dialing the appropriate number below:

  Local Toronto Participants: 1- 416-849-0833 Passcode: #73603620

  North America Toll Free: 1- 855-859- 2056 Passcode: #73603620

Archive Webcast:

The webcast will be archived for 90 days by following the link provided below: http://www.newswire.ca/en/webcast/detail/957203/1026009 or via the Company’s website at www.auricogold.com.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with a diversified portfolio of high quality mines and projects in North America. With initial production achieved at Young-Davidson, the Company will be focussed on 3 core operations including the Ocampo mine in Chihuahua State and the El Chanate mine in Sonora State. The exciting Young-Davidson gold mine in northern Ontario is expected to reach commercial production by the third quarter of this year and ramp-up to over 250,000 ounces of annual production by 2016. AuRico’s strong project pipeline includes several advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada. For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647- 260- 8880

Cautionary Statement

Cautionary Note to US Investors - The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured", "indicated" and "inferred" "resources", that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. The term "resources" does not equate to the term "reserves" and U.S. investors are cautioned not to assume that any part or all of the minerals in these categories will ever be converted to reserves. US Investors are urged to consider closely the disclosure in AuRico Gold's Annual Report on Form 40-F, which may be secured from AuRico Gold, or from the SEC's website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ''believe'', ''expect'', ''anticipate'', ''target'', ''continue'', ''estimate'', ''may'', and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding anticipated future financial and operational performance, the ability to deliver commercial production at Young-Davidson in early Q3 and to reach annual production of 250,000 ounces by 2016, the ability to continue to fund expansion and exploration operations through cash flows, the ability of the Company to optimize and expand its operations and development projects through capital expenditure, the ability of the Company to complete its expansion studies in a timely manner and to achieve positive results therefrom, the ability to realize the perceived benefits of the acquisition of Capital Gold and Northgate, the ability of the Company to achieve its targets for the continued expansion and development of Ocampo and El Chanate, the future price of gold and silver and the ratio of their prices, the de-risking of operations, future exploration results of the Company's exploration and development programs and the success of the Company's exploration approaches, the Company's ability to delineate additional resources and reserves as a result of such programs, statements regarding the Company's financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated results for the periods set out within, operating performance projections for the periods set out within, the Company's ability to fully fund its business model internally, gold and silver production for the periods set out within and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. The operating and financial performance of the Company will be affected by changes in the actual gold equivalency ratio realized for the periods set out within. Many factors could cause the Company's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company's loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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